UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-19294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REHABCARE GROUP, INC.

401(K) EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REHABCARE GROUP, INC.

7733 Forsyth Boulevard, 23rd Floor

St. Louis, Missouri 63105

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan as of December 31, 2005 and 2004, and the changes in its assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule  of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri

June 23, 2006

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Cash and cash equivalents	$4,537,055	$3,605,283
Mutual funds	43,700,995	34,958,375
RehabCare Group Inc. common stock	2,723,889	3,710,662
Participant loans	395,727	361,256
Self-directed brokerage accounts	168,295	37,258
Common collective trusts	121,579	—
Other investments	2,195	4,454
Total investments	51,649,735	42,677,288

Receivables:
Participants’ contributions	387,704	428,905
Employer contribution	95,326	114,526
Accrued interest	38,650	8,877
Total receivables	521,680	552,308
Assets available for plan benefits	$52,171,415	$43,229,596

See accompanying notes to financial statements.

2

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
RehabCare Group Inc. common stock realized gains (losses)	$(125,801)	$24,801
Other investment realized gains	84,300	422,385
Unrealized appreciation, net	695,514	3,565,295
Total appreciation of investments, net	654,013	4,012,481
Interest and dividends:
Cash dividends	1,592,505	799,572
Interest	238,722	141,518
Total investment income	2,485,240	4,953,571

Contributions:
Participants	8,532,895	5,674,615
Employer	2,129,214	1,401,604
Rollover of plan assets from previous employers	1,158,391	1,470,114
Total contributions	11,820,500	8,546,333
Total additions	14,305,740	13,499,904

Deductions:
Benefits paid to participants:	5,350,312	5,493,550
Administrative fees:	13,609	18,497
Total deductions	5,363,921	5,512,047
Net increase in assets available for plan benefits	8,941,819	7,987,857

Transfers:
Transfers of assets from the Plan	—	(8,303,466)

Assets available for plan benefits:
Beginning of year	43,229,596	43,545,205
End of year	$52,171,415	$43,229,596

See accompanying notes to financial statements.

3

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan, a defined contribution plan for the benefit of its eligible employees. Effective July 1, 2004, the Plan was restated and thereafter amended by a first amendment, second amendment, third amendment, fourth amendment and fifth amendment. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Effective June 1, 2004, employees are eligible to participate in the Plan on the first day of the month following employment. Prior to June 1, 2004, employees who had attained age 21 were eligible to participate in the Plan on the first day of the month following the completion of one year of employment.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 75% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($14,000 and $13,000 in 2005 and 2004, respectively). Participant contributions under the Plan are exempt from Federal income taxes. The Company may make discretionary contributions to match the participants’ contributions. During the years ended December 31, 2005 and 2004, the Company’s discretionary contribution was 50% of the first 4% of a participant’s contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant’s Company contribution and earnings thereon is determined in accordance with the following table:

Vested
Number of years of service	percentage
Less than 1 year	—%
1 or more years	100%

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Participant Loans

The Plan has a loan program for its participants. The maximum amount a participant may borrow is the lesser of 50% of the vested portion of their account balance or $50,000, reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day before the date on which the loan is made over the outstanding loan balance from the Plan on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan is issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant’s termination. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.0% to 9.5% as of December 31, 2005.

Distribution of Plan Benefits

Upon termination of service, each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Expenses incurred in the administration and operation of the Plan are paid by the Company, while investment management fees and loan administration fees are charged directly to the participants’ accounts.

Participation Forfeitures

All amounts representing forfeitures are used to reduce the amount of Company contributions for that plan year. For the years ended December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $119,000 and $48,000, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Investment Valuation and Income Recognition

The Plan’s investments in money market funds (cash equivalents) are valued at fair value as reported by the trustee, Schwab Retirement Plan Services, Inc. Investments in mutual funds and the Company’s common stock are stated at fair value, with fair value based on quotations obtained from national securities exchanges. Investments for unlisted securities are recorded at estimated fair market values as provided by third parties. Participant loans are valued at the unpaid principal balance of the loans, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in assets available for plan benefits. Interest income is recorded as earned on the accrual basis.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004.

	2005	2004
Investments at fair value as determined by quoted
market price
Mutual funds:
American Balanced Fund	$4,278,093	$3,819,049
Columbia Acorn	5,839,216	4,515,614
First Eagle Overseas	4,941,258	3,237,122
Growth Fund of America	9,697,300	7,674,180
Primco Total Return Fund	4,494,285	3,686,022
Schwab S&P 500	8,671,365	7,801,379
Sound Shore Fund	4,057,698	3,571,790
RehabCare Group, Inc. Common Stock	2,723,889	3,710,662
Money market mutual fund:
Schwab value Advantage Fund	4,348,783	3,604,814

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2005 and 2004:

	2005	2004
Mutual funds	$1,731,190	$3,154,523
Common stock – RehabCare Group, Inc.	(1,078,197)	861,564
Common Collective Trusts	1,020	—
Money market mutual fund	—	(3,606)
	$654,013	$4,012,481

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Related-Party Transactions

Certain Plan investments are in money market funds managed by Schwab Retirement Plan Services, Inc. Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $13,612 and $18,497 for the years ended December 31, 2005 and 2004, respectively. Additionally, Plan investments include shares of RehabCare Group Inc. common stock. RehabCare Group, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant’s deferral account will be fully vested.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Plan Transfers

Effective February 2, 2004, RehabCare Group, Inc., the plan sponsor, sold its StarMed staffing business. On April 1, 2004, the net assets in the participant accounts of the StarMed staffing business of approximately $8,300,000 were transferred out of the Plan.

(8)	401(k) Employee Savings Plan Committee and Trustees of the Plan

The Plan provides for a 401(k) committee, chaired by the Company’s chief financial officer, who acts as the plan administrator with representatives from the Company’s finance, human resources, and legal departments. Schwab Retirement Plan Services, Inc. is the trustee for the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrowers, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Cash	Interest-bearing cash	$187,850
*	Schwab Money Market Fund	Money market mutual fund, 422 shares	422
*	Schwab Value Advantage Fund	Money market mutual fund, 4,348,783 shares	4,348,783
*	RehabCare Stock Fund	Common stock, 132,571 shares	2,723,889
	PCRA	Self-directed brokerage account	168,295
	American Balanced Fund	Mutual fund, 240,748 shares	4,278,093
	Columbia Acorn	Mutual fund, 207,285 shares	5,839,216
	Davis New York Venture Fund A	Mutual fund, 2,884 shares	97,180
	First Eagle Overseas	Mutual fund, 214,464 shares	4,941,258
	Growth Fund of America	Mutual fund, 317,944 shares	9,697,300
	JP Morgan Mid Cap Value Select	Mutual fund, 69,309 shares	1,624,600
	Pimco Total Return Fund	Mutual fund, 428,027 shares	4,494,285
	Schwab S&P 500	Mutual fund, 451634 shares	8,671,365
	Sound Shore Fund	Mutual fund, 110,775 shares	4,057,698
	Cash value of life insurance	Life insurance contract	2,195
*	Schwab Managed Retirement 2010	Common Collective Trust, 2,278 shares	31,475
*	Schwab Managed Retirement 2020	Common Collective Trust, 2,297 shares	34,345
*	Schwab Managed Retirement 2030	Common Collective Trust, 2,025 shares	32,235
*	Schwab Managed Retirement 2040	Common Collective Trust, 1,393 shares	22,490
*	Schwab Managed Retirement Inc	Common Collective Trust, 99 shares	1,034
	Participant loans	Interest rates range from 4.0% to 9.5%, 72 loans, maturity ranges 1/1/06 to 1/16/11	395,727
			$51,649,735

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
(Name of plan)

June 29, 2006	/S/ JAY W. SHREINER
(Date)	Jay W. Shreiner
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP dated June 26, 2006

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of

RehabCare Group, Inc. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-67944) on Form S-8 of RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) of our report dated June 23, 2006, with respect to the statements of assets available for plan benefits of the Plan as of December 31, 2005 and 2004; the related statements of changes in assets available for plan benefits for the years then ended; and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of RehabCare Group, Inc. 401(k) Employee Savings Plan.

/s/ KPMG LLP

St. Louis, Missouri

June 26, 2006